Filed by DNB Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: DNB Financial Corporation
Commission File No: 001-34242
Date: June 5, 2019

Employee Email

To:	DNB ALL
From:	William Hieb
Date:	June 5, 2019
Subject:	DNB Financial Corporation and S&T Bancorp, Inc.

This afternoon, DNB Financial Corporation is announcing that we have executed a definitive agreement with S&T Bancorp, Inc., under which S&T will acquire our company in a stock transaction valued at approximately $206 million. Under the terms of the agreement, DNB shareholders will receive 1.22 shares of S&T for each share of DNB stock. Please review the attached press release for additional information about the transaction.

S&T Bancorp, Inc. is a $7.2 billion bank holding company that is headquartered in Indiana, Pennsylvania and trades on the NASDAQ Global Select Market under the symbol STBA. Its principal subsidiary, S&T Bank, was recently named by Forbes as a 2019 World's Best Bank and a 2018 Best-in-State Bank. Established in 1902, S&T Bank operates in five markets including Western Pennsylvania, Central Pennsylvania, Northeast Ohio, Central Ohio, and Upstate New York. With 1,050 employees, it has developed an excellent retail franchise with 60 branches, and is considered a premier commercial lending institution in business and commercial banking. S&T has also been at the forefront of using cutting edge technology not typically found in a bank of its size. You may view the bank’s website at https://www.stbank.com/.

Like us, S&T employees live and work in the places they serve, and their corporate culture strongly encourages giving back to the community. In our meetings, I’ve been particularly impressed by the vision and sincerity of their leadership, and I’m confident this combination will be an excellent strategic and cultural fit.

The transaction is expected to close in fourth quarter 2019, with full operations conversion projected to be completed in early 2020. Until the transaction closes, we will continue to conduct business as usual, as employees of DNB First. Going forward, DNB First will operate under the name of S&T Bank.

S&T views expansion into the Greater Philadelphia market as a highly attractive strategic opportunity. While S&T is expected to make final decisions about retention by mid-July, we expect that they will retain most, if not all, retail and other revenue-generating positions. DNB First employees who are not retained will be eligible for outplacement services and severance.

S&T is planning a meeting for all DNB First employees at 6:00 p.m., on Tuesday, June 18, 2019, at the Crowne Plaza in King of Prussia, to introduce their team and provide you with information about next steps. Please take the time to attend if you can.

I know that many of you will be surprised by this news. As we discussed recently at our annual employee meeting in April, while community banks play a critical role in the nation’s economy, our industry continues to face headwinds on a number of fronts, including technology, regulatory and compliance, competition, and size and scale. I’m confident that today’s transaction will benefit our four key constituencies – our customers, our shareholders, our employees, and our community – by linking DNB First to another outstanding community banking organization.

As we move forward, I know I can count on each of you to continue serving our customers with the level of quality and care for which DNB First has been known since 1860. Whether you’ve been a member of our team for 30 days or 30 years, I am deeply appreciative of your effort and dedication to our company.

Thank you,

Bill